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                                                      SEC File Number: 000-26169
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                                                      Cusip Number: 169464 10 4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)    Form 10-K [ ]    Form 20-F [ ]    Form 11-K [ ]   Form 10-Q [X]
               Form N-SAR [ ]   Form N-CSR [ ]

         For Period Ended: March 31, 2007
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         [ ]     Transition Report on Form 10-K
         [ ]     Transition Report on Form 20-F
         [ ]     Transition Report on Form 11-K
         [ ]     Transition Report on Form 10-Q
         [ ]     Transition Report on Form N-SAR
         For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                Chinawe.com Inc.
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Full Name of Registrant

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Former Name if Applicable

               Room 1304-05, Dongbao Tower, 767 Dongfeng Road East
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Address of Principal Executive Office (Street and Number)

                             Guangzhou, China 510600
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b)   The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
          and
    (c)   The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's accountants need additional time to review the Registrant's financial statements with the Registrant for the quarter ended March 31, 2007.

                         (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

        Joel I. Frank                  (212)                        421-2233
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        Name                         (Area Code)              (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
        Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)     It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?[X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The earning statements to be included in the subject report will show comprehensive loss of approximately $67,400 for the three months ended
        March 31, 2007 compared to comprehensive income of $17,833 for the corresponding period in 2006.

                                Chinawe.com Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2007                                   By: /s/ Man Ying Ken Wai
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                                                             Man Ying Ken Wai
                                                             Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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